Exhibit 99.1

Excellon Resources Inc.

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

in thousands of U.S. dollars

Management’s Responsibility for Financial Reporting

The management of Excellon Resources Inc. is responsible for the integrity and fair presentation of the accompanying consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. Any system of internal control over financial reporting has inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and control matters prior to submitting the consolidated financial statements to the Board for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors and continues to review with management on an ongoing basis, the Company’s systems of internal control, and approves the scope of the independent auditor’s audit and non-audit work.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) “Brendan Cahill”	(Signed) “Alfred Colas”
President & Chief Executive Officer	Chief Financial Officer

March 31, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Excellon Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Excellon Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a shareholders’ deficit and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2022

We have served as the Company’s auditor since 2009.

Excellon Resources Inc.

Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

		December 31	December 31
		2021	2020
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		4,071	8,380
Marketable securities and warrants	6	454	2,350
Trade receivables		326	1,782
VAT recoverable	7	3,439	5,573
Inventories	8	2,087	2,375
Other current assets	9	1,866	1,333
		12,243	21,793

Non-current assets
Property, plant and equipment	10	9,044	25,830
Mineral rights	5,11	20,273	20,511
Deferred tax assets	23	-	5,145
Total assets		41,560	73,279

Liabilities
Current liabilities
Trade and other payables	12	8,143	8,172
VAT payable		1,839	3,415
Lease liabilities	13	212	405
Provision for litigation	18	22,162	-
Provisions	14	1,795	-
		34,151	11,992

Non-current liabilities
Convertible debentures	15	9,238	7,283
Provisions	14	1,813	2,208
Deferred tax liabilities	23	612	929
Lease liabilities	13	233	425
Total liabilities		46,047	22,837

Shareholders’ (deficit) equity
Share capital	16	138,961	136,199
Contributed surplus		34,568	34,015
Accumulated other comprehensive loss		(15,851)	(15,380)
Deficit		(162,165)	(104,392)
Total shareholders’ (deficit) equity		(4,487)	50,442

Total liabilities and equity		41,560	73,279

Basis of presentation and going concern (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board	Director	Director
	“Andre Fortier”	“Jeff Swinoga”

1

Excellon Resources Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars)

		December 31	December 31
		2021	2020
	Notes	$	$

Revenue	19	37,955	26,202

Production costs		(26,207)	(19,981)
Depletion and amortization		(7,300)	(4,649)
Cost of sales	20.a	(33,507)	(24,630)

Gross profit		4,448	1,572

Administrative expenses	20.b	(4,700)	(4,630)
Share-based payment expenses	16	(1,542)	(1,875)
Amortization		(447)	(391)
General and administrative expenses		(6,689)	(6,896)

Exploration and holding expenses	21	(7,194)	(4,032)
Other expenses	20.c	(758)	(373)
Provision for litigation	18	(22,282)	-
Impairment loss	10,11	(16,540)	-
Finance expenses	22	(3,680)	(2,508)

Loss before income taxes		(52,695)	(12,237)

Income tax expense	23	(5,078)	(3,783)

Net loss		(57,773)	(16,020)

Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		(471)	(2,374)
Total other comprehensive loss		(471)	(2,374)

Total comprehensive loss		(58,244)	(18,394)

Loss per share
Basic and diluted	17	$(1.77)	$(0.55)

Weighted average number of shares
Basic and diluted	17	32,662,594	28,881,800

The accompanying notes are an integral part of these consolidated financial statements.

2

Excellon Resources Inc.

Consolidated Statements of Cash Flow

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars)

	2021	2020
	$	$

Cash flow generated by (used in)

Operating activities
Net loss for the period	(57,773)	(16,020)
Adjustments for non-cash items:
Depletion and amortization	7,747	4,971
Income tax expense	5,078	3,783
Share-based payment expenses	1,542	1,799
Write down of materials and supplies	759	-
Interest and accretion expense	4,748	2,175
Unrealized loss on currency hedges	21	426
Loss on disposal of mineral rights	-	188
Fair value loss (gain) on marketable securities and purchase warrants	933	(712)
Discount on shares issued to settle payables	-	196
Provision for litigation	22,282	-
Impairment loss	16,540	-
Taxes paid	(225)	(539)
Operating cash flows before changes in working capital	1,652	(3,733)

Changes in non-cash working capital
Trade receivables	1,369	496
VAT recoverable	2,023	(1,539)
Inventories	(579)	230
Other assets	(685)	(55)
Trade and other payables	(173)	3,364
VAT payable	(1,526)	1,488
Net cash generated by operating activities	2,081	251

Investing activities
Proceeds from sale of marketable securities	999	-
Purchase of property, plant and equipment	(7,182)	(8,341)
Purchase of mineral rights	(154)	(148)
Transaction costs paid on acquisition of Otis Gold Corp.	-	(1,723)
Payments received under earn-in agreement	75	-
Loan to Otis Gold Corp., net of cash received on acquisition	-	(304)
Net cash used in investing activities	(6,262)	(10,516)

Financing activities
Proceeds from issuance of Convertible Debt	-	12,762
Proceeds from Credit Facility	-	5,871
Repayment of Credit Facility	-	(6,000)
Proceeds from options and warrants exercised	36	380
Lease payments	(397)	(360)
Interest paid	(86)	(423)
Net cash (used in) from financing activities	(447)	12,230

Effect of exchange rate changes on cash and cash equivalents	319	71

Change in cash and cash equivalents	(4,309)	2,036

Cash and cash equivalents - beginning of year	8,380	6,344
Cash and cash equivalents - end of year	4,071	8,380

The accompanying notes are an integral part of these consolidated financial statements.

3

Excellon Resources Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except per share data)

			Accumulated		Total
			other		shareholders’
	Share	Contributed	comprehensive		equity
	capital	surplus	loss	Deficit	(deficit)
	$	$	$	$	$

Balance - January 1, 2020	114,840	28,730	(13,006)	(88,372)	42,192

Net loss for the period	-	-	-	(16,020)	(16,020)
Total other comprehensive loss	-	-	(2,374)	-	(2,374)
Total comprehensive loss	-	-	(2,374)	(16,020)	(18,394)

Acquisition of Otis Gold Corp.	16,370	594	-	-	16,964
Shares issued as part of Credit Facility	180	-	-	-	180
Shares issued to settle payables	1,738	-	-	-	1,738
Share options:
Value of services recognized	-	469	-	-	469
Proceeds on issuing shares	602	(230)	-	-	372
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	1,627	(479)	-	-	1,148
Value of units recognized	-	182	-	-	182
Warrants:
Value of warrants issued with Convertible Debentures	-	1,001	-	-	1,001
Proceeds on issuing shares	8	(2)	-	-	6
Value of shares issued in asset acquisition	246	-	-	-	246
Convertible Debentures:
Value of conversion options on Convertible Debentures	-	3,750	-	-	3,750
Interest payable settled with shares	588	-	-	-	588
Balance - December 31, 2020	136,199	34,015	(15,380)	(104,392)	50,442

Balance - January 1, 2021	136,199	34,015	(15,380)	(104,392)	50,442

Net loss for the period	-	-	-	(57,773)	(57,773)
Total other comprehensive loss	-	-	(471)	-	(471)
Total comprehensive loss	-	-	(471)	(57,773)	(58,244)

Share options:
Value of services recognized	-	475	-	-	475
Proceeds on issuing shares	54	(18)	-	-	36
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	970	(970)	-	-	-
Value of units recognized	-	1,066	-	-	1,066
Value of shares issued in asset acquisition	305	-	-	-	305
Convertible Debentures:
Interest payable settled with shares	1,433	-	-	-	1,433
Balance - December 31, 2021	138,961	34,568	(15,851)	(162,165)	(4,487)

The accompanying notes are an integral part of these consolidated financial statements.

4

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

1. GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange (the “TSX”), NYSE American LLC Exchange (the “NYSE American”) under the symbol EXN and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

On April 2, 2020, the Company announced a temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19 (the “Suspension”). The Suspension impacted all industries considered non-essential across Mexico. For the Company, the Suspension resulted in the suspension of mining operations, though essential care and maintenance activities required at the Company’s operations were permitted to continue. At Platosa, such essential care and maintenance included ongoing labour costs and water pumping to maintain water levels of the mine, incurring a cost during the Suspension of approximately $3,300 during a period of negligible revenues. The Mexican Government subsequently declared mining an essential service, and companies were allowed to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020. The Suspension and associated care and maintenance costs impacted the comparative information included in these financial statements.

On April 22, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon.

In September 2020, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share effective September 10, 2020, and the listing of its common shares on the NYSE American, LLC exchange effective September 23, 2020. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under stock options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These consolidated financial statements were approved by the Board of Directors on March 31, 2022.

2. BASIS OF PRESENTATION AND GOING CONCERN

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The accounting policies set out below were consistently applied to all periods presented.

5

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered. Underground and surface drilling continued throughout Q1 2022; however, based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

In addition, the Company has incurred recurring losses from operations, has a shareholders' deficit of $4,487, and negative working capital of $21,908 (including the Provision for litigation of $22,162 (Note 18)) as of December 31, 2021. Management has projected to have no further operating cash flow from the Platosa mine after the wind down of its operations in Q3 2022 and therefore must utilize its current cash reserves, and other financing transactions to maintain its capacity to meet working capital requirements and planned corporate expenditures, as well as to fund exploration activities.

As indicated in Note 18, the Company is also party to a legal claim (the “Judgment”) against San Pedro Resources SA de CV (“San Pedro”). The Provision for litigation has adversely impacted the Company’s Consolidated Statement of Financial Position. The Judgment is solely against San Pedro Resources SA de CV (“San Pedro”) as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Debentures (Note 15). The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the trust indenture governing the outstanding Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

On March 7, 2022 the Company reported that the Sindicato Nacional Minero Metalúrgico (the "Platosa Union") commenced a labour action at the Platosa Mine in Durango, Mexico. Despite an agreement in principle on the terms of the 2022 collective bargaining arrangement following numerous concessions, the agreement was reneged on, and despite additional concessions, a labour action was ordered. If the labour action is not resolved in a reasonable amount of time, the economic viability of the Platosa Mine, cash flows, earnings, results of operations and financial condition of the Company may be impacted.

The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable.

These conditions indicate the existence of material uncertainties that cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent on its ability to repay or refinance its non-current Debentures, obtain the necessary financing to advance its exploration projects and meet its ongoing corporate overhead costs. Although the Company has been successful in obtaining debt or equity financing in the past, there is no assurance that it will be able to do so in the future or that such arrangements will be on terms advantageous to the Company.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these consolidated financial statements do not include adjustments to the recoverability and classification of recorded asset and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

6

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

3. USE OF ESTIMATES AND JUDGEMENTS

Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The preparation of the consolidated financial statements requires management to make estimates and judgements that may have a significant impact on the consolidated financial statements. Critical judgements exercised in applying accounting policies and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

●	Indicators and testing of impairment - the Company applies judgement in assessing property, plant and equipment and mineral rights for the existence of indicators of impairment at each reporting date. Internal and external factors are considered in assessing whether indicators of impairment are present that would necessitate impairment testing. Significant assumptions regarding future commodity prices, production, operating costs, capital expenditures, and determination of resources are considered in determining whether there are any indicators of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to dispose (“FVLCD”) or value-in-use. FVLCD is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to present value, the assumptions used are those that an independent market participant would consider appropriate. Value-in-use are the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Company has assessed its cash-generating units (“CGU”) to be its mine at Platosa and its mineral processing facility at Miguel Auza, which are the lowest level for which cash inflows and outflows are expected to be largely independent of those of other assets. During the year-ended December 31, 2021, management identified impairment indicators. As a result, management performed an impairment test of its CGU’s (see Note 2 and Note 10). Key assumptions used in the cash flow models included: future commodity prices, production based on current estimates of recoverable resources, operating and capital costs and residual values of property, plant and equipment. Expected cash flows used to determine the recoverable amount are inherently uncertain and could materially change over time.

●	Decommissioning and site rehabilitation provision - the Company records any decommissioning and site rehabilitation obligation as a liability in the period in which the related environmental disturbance occurs, based on the present value of the estimated future costs. This obligation is adjusted at the end of each reporting period to reflect the passage of time and changes in the estimated future costs underlying the obligation. In determining this obligation, management must make a number of assumptions about the amount and timing of future cash flows and discount rate to be used.

●	Determination of resources - the Company uses both internal and external technical experts to estimate the indicated and inferred resources of its mineral properties. These experts express an opinion based on certain technological and legal information prepared by management as being current, complete and accurate as of the date of their calculations and in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. These estimated resources are used in the evaluation and testing for impairment of asset carrying values, the useful lives of assets, amortization rates and the timing of cash flows.

7

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

●	Income taxes and recovery of deferred tax assets - The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years. Judgement is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward unused tax credits and tax losses to the extent it is probable that future taxable profits will be available against which they can be utilized. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws as well as the continuity of current contracts and agreements. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Uncertainties exist with respect to the interpretation of tax regulations. The Company establishes provisions for tax liabilities that are uncertain as to their amount and the probability of their occurrence. The amount of such provisions is based on various factors, such as experience with previous tax audits, differing legal interpretations by the taxable entity and the responsible tax authority. The final resolution of some of these items may give rise to a material change in the amount of the income tax expense recorded in the consolidated statement of comprehensive income (loss) and related tax payments.

●	Convertible debentures - The net proceeds from the Debentures issued in 2020 were allocated between debt and equity components. On initial recognition the fair value of the debt was estimated using valuation techniques. The Company used its judgement to make assumptions that were mainly based on market conditions existing at the date of the transaction. For details of the key assumptions used see Note 15. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the Indenture.

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Consolidation

	i.	Subsidiaries - are entities controlled by the Company where control is achieved when the Company has the power to govern the financial and operating policies of the entity. The Company owns directly and indirectly 100% of all the subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. With regards to the 2020 acquisition of Otis, the Company adopted the definition of a “business” in line with the guidance as issued in IFRS 3 (Revised) Business Combinations.

	ii.	Transactions eliminated on consolidation - intercompany transactions, balances, income and expenses are eliminated in preparing the consolidated financial statements.

8

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

(b)	Foreign currency transactions and translation

	i.	Transactions and balances - foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Company’s consolidated statements of comprehensive income (loss).

All foreign exchange gains and losses are presented in the consolidated statement of comprehensive income (loss) within other expense.

ii.	Translation - the results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
●	Income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
●	All resulting exchange differences have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

(c)	Cash and Cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid short-term investments with a maturity date of three months or less when acquired. Restricted cash comprises cash deposited with banks, used to guarantee letters of credit issued by the Company.

(d)	Financial instruments

Financial assets

Routine purchases and sales of financial assets are recognized on trade date, the date on which the Company commits to purchase or sell the asset. At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statement of comprehensive income (loss).

Subsequent measurement of debt instruments depends on the classification of financial assets determined at initial recognition. Classification of financial assets depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. The Company classifies and provides for financial assets as follows:

●	Financial assets at fair value through profit or loss include principally the Company’s cash and cash equivalents, as well as foreign currency forward sales contracts. A financial asset is classified in this category if it does not meet the criteria for amortized cost or fair value through other comprehensive income, or is a derivative instrument not designated for hedging. Gains and losses arising from changes in fair value are presented in the consolidated statements of comprehensive income (loss) in the period in which they arise.

9

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

●	Financial assets at fair value through other comprehensive income are financial assets that are held in a business model with an objective that is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest. Movements in the carrying amount are taken through other comprehensive income (loss), except for the recognition of impairment gains or losses, and foreign exchange gains and losses which are recognized in the consolidated statement of comprehensive income (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income (loss) is reclassified from equity to the consolidated statement of comprehensive income (loss) and recognized in other gains/(losses). Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the consolidated statement of comprehensive income (loss).

●	Financial assets at amortized cost are financial assets with the objective to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. This includes the entities trade, and non-trade receivables. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the consolidated statement of comprehensive income (loss) and presented in other gains/(losses), together with foreign exchange gains and losses.

At each balance sheet date, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in the consolidated statement of comprehensive income (loss).

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies compared to the USD. Derivative financial instruments are measured at fair value at each reporting period.

Non-hedged derivative financial instruments

All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedged derivative financial instruments are included in the consolidated statement of comprehensive income (loss) as non-hedged derivative gains or losses.

10

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Financial liabilities

Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.

(e)	Inventories

Silver-lead and silver-zinc in concentrate and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price, less estimated costs of completion and costs of selling final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including amortization, incurred in converting materials into finished goods. The cost of production is allocated to joint products using a ratio of weighted average volume by product at each month end. Separately identifiable costs of conversion of each metal concentrate are specifically allocated.

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing items to their replacement costs.

When inventories have been written down to net realizable value, the Company makes a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

(f)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization and any impairment charges. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of comprehensive income (loss) as incurred.

Amortization is recorded over the useful life of the asset, or over the remaining life of the mine, if shorter, as follows:

●	Mining properties – on a units-of-production basis;
●	Associated mining equipment – 3-10 years on a straight-line basis;
●	Buildings – 20 years on a straight-line basis; and
●	Processing equipment – 4-8 years on a straight-line basis.

Amortization charges on a unit-of-production basis are based on measured and indicated mineral resources.

11

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The method of amortization, estimates of residual values and useful lives are reassessed at least at each financial year-end, and any change in estimate is taken into account in the determination of future amortization charges.

(g)	Exploration and evaluation expenditures

Acquisitions of mineral rights are capitalized. Subsequent exploration and evaluation costs related to an area of interest are expensed as incurred on a project-by-project basis. When a licence is relinquished or a project is abandoned, the related costs are immediately recognized in the consolidated statement of comprehensive income (loss).

Exploration properties that contain estimated Proven and Probable Mineral Reserves, but for which a development decision has not yet been made, are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Exploration and evaluation assets are reclassified to “Mine Properties - Mines under construction” when the technical feasibility and commercial viability of extracting the Mineral Resources or Mineral Reserves are demonstrable and construction has commenced or a decision to construct has been made. Exploration and evaluation assets are assessed for impairment before reclassification to “Mines under construction”, and the impairment loss, if any, is recognized in the consolidated statement of comprehensive income (loss).

(h)	Development expenditure

Development expenditures incurred by or on behalf of the Company are accumulated separately for each property in which an indicated resource has been identified. Such expenditures comprise costs directly attributable to the construction of a mine and the related infrastructure.

General and administrative costs are allocated to a development asset only to the extent that those costs can be related directly to development activities in the relevant area of interest. Once a development decision has been taken, the development expenditure is classified under property, plant and equipment as ‘‘development properties’’. A development property is reclassified as a “mining property’’ at the end of the commissioning phase, when the mine is capable of operating in the manner intended by management. No amortization is recognized in respect of development properties until they are reclassified as “mining properties’’. Each development property is tested for impairment in accordance with the Company’s impairment policy.

(i)	Mining properties

When further development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the consolidated entity. Otherwise, such expenditures are classified as a cost of production.

Amortization is charged using the units-of-production method. The units-of-production basis results in an amortization charge proportional to the depletion of measured and indicated resources. Mine properties are tested for impairment in accordance with the Company’s impairment policy.

12

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

(j)	Decommissioning and site rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money. When the liability is initially recognized, the present value of the estimated cost is capitalised by increasing the carrying amount of the related mining asset.

The periodic unwinding of the discount applied in establishing the net present value of provisions due to the passage of time is recognized in the consolidated statement of comprehensive income (loss) as a finance cost. Changes in the rehabilitation estimate attributable to development will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

(k)	Mineral Rights

Mineral rights are carried at cost and amortized using a units-of-production method based on the resources that exist in the location that has access to such rights.

Methods of amortization and estimated useful lives are reassessed annually and any change in estimate is taken into account in the determination of future amortization charges.

(l)	Impairment

i.	Financial assets - a financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

ii.	Non-financial assets - the carrying amounts of the Company’s non-financial assets, primarily property, plant and equipment and mineral rights, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, recoverable amount is estimated at the higher of the value-in-use and FVLCD.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into CGUs, the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or the CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income (loss). Impairment losses recognized in respect of the CGU are allocated to reduce the carrying amount of assets in the CGU on a pro rata basis.

13

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the consolidated statement of comprehensive income (loss).

(m)	Future Termination Benefits

Employees of the Company’s Mexican operations are entitled under local labour laws to employee departure indemnities, generally based on each employee’s length of service, employment category and remuneration.

The cost of these retirement benefits is determined using the projected unit credit method. Current service cost and any past service cost are recognized in the same line item in the consolidated statement of comprehensive income (loss) as the related compensation cost.

The most significant assumptions used in accounting for post employment benefits are the discount rate, turnover rate, salary and wage rate increase and the life of mine. The unwinding of the discount on these liabilities is charged to the Company’s consolidated statement of comprehensive income (loss) as interest cost. The values attributed to the liabilities are assessed in accordance with the advice of independent qualified actuaries.

(n)	Current and deferred income tax

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the consolidated statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity.

The current income tax charge is calculated on the basis of the tax laws substantively enacted at the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, the Company establishes provisions expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is provided on temporary differences arising on investments in subsidiaries except in the case of a subsidiary where timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is determined on a non discount basis using tax rates (and laws) that have been substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

14

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the need to recognize a deferred tax asset, management considers all available evidence including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies.

The Company recognizes neither the deferred tax asset regarding the temporary difference on the rehabilitation liability, nor the corresponding deferred tax liability regarding the temporary difference on the rehabilitation asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

i.	Royalties - royalties, resource rent taxes and revenue-based taxes are accounted for under taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales. The 7.5% Mexican mining royalty is based on earnings before interest tax, depreciation and amortization (EBITDA), is treated as an income tax in accordance with IFRS, as it is based on a measure of revenue less certain specified costs. The extraordinary mining royalty of 0.5% on precious metals revenues is not considered to be an income tax in accordance with IFRS as it is based on a percentage of revenue and not taxable income.

(o)	Share-based payments

i.	Share option plan - employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the Company, as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

ii.	Equity-settled transactions - the costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes option-pricing model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

15

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

iii.	Cash-settled transactions - a Deferred Share Unit (“DSU”) Plan was established for directors of the Company. The cost of the DSUs is measured initially at fair value based on the closing price of the common shares preceding the day the DSUs are granted. The Company has the option of settling the DSUs in cash or common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of comprehensive income (loss) as share-based payments and credited to equity under contributed surplus.

A Restricted Share Unit (“RSU”) Plan was established for directors, certain employees and eligible contractors of the Company. The cost of the RSUs is measured initially at fair value on the authorization date based on the market price of the common shares preceding the day the RSUs are authorized by the Board of Directors. The Company has the option of settling the RSUs in cash or common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of comprehensive income (loss) in share-based payments and credited to equity under contributed surplus.

(p)	Revenue recognition

Company policy requires all production to be sold under contract. Revenue is only recognized on individual concentrate shipments when following conditions are satisfied:

●	Contracts with customers have been identified
●	Performance obligations in the contract have been identified
●	Transaction price is determined
●	Transaction price is allocated to the performance obligations in the contract
●	Performance obligation in the contract is satisfied

Satisfaction of these conditions depends on the terms of trade with individual customers. Generally, control over goods are considered to have transferred to the customer upon delivery.

Concentrate products are sold on a ‘provisional pricing’ basis where the sale price received by the group is subject to a final adjustment at the end of a period that may be up to three months after delivery to the customer. The final sale price is based on the market price on the quotational date in the contract of sale. Sales are initially recognized when the revenue recognition criteria have been satisfied, using market prices at that date. At each reporting date the provisionally priced shipment is marked to market based on the forward selling price for the quotational point specified in the contract until that point is reached. Revenue is only recognized on this basis where the forward selling price can be reliably measured.

Many of the Company’s sales are subject to an adjustment based on confirmation of the technical specifications of each shipment by the customer. In such cases, revenue is recognized based on the group’s best estimate of the technical specifications at the time of shipment, and any subsequent adjustments are recorded against revenue when final specifications are confirmed and agreed to by both parties, as per the offtake agreement terms.

16

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

(q)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Excellon’s potentially dilutive common shares comprise stock options granted to employees and warrants.

(r)	Segment reporting

The Company has two reportable segments based on a geographical basis. During the year, the Company operated in Mexico and Canada. The Mexican operation is principally engaged in the acquisition, exploration, evaluation, development and exploitation of mining properties. The Platosa property is in commercial production and is earning revenue through the sale of silver-lead concentrate and silver-zinc concentrate. The Canadian operations are principally engaged in the financing, acquisition, exploration and evaluation of mining properties. Segments are reviewed by the CEO, who is considered to be the chief operating decision maker.

(s)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are amortized to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

17

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is either made to the carrying amount of the right-of-use asset or is recorded in the consolidated statement of comprehensive income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has lease arrangements that include both lease and non-lease components. The Company accounts for each separate lease component and its associated non-lease components as a single lease component for all its asset classes. Additionally, for certain lease arrangements that involve leases of similar assets, the Company applies a portfolio approach to effectively account for the underlying right-of-use ROU assets and lease liabilities.

(t)	Farm-out accounting

Mineral rights held by the Company which are subject to a farm-out arrangement, where a farmee incurs certain expenditures on a property to earn an interest in that property, are accounted as follows:

●	the Company does not record exploration expenditures made by the farmee on the property;
●	any cash consideration and the initial fair value of any shares received is credited against the costs previously capitalized to the mineral rights;
●	the change in fair value of any shares received by Company as part of a farm-out arrangement are recorded in the consolidated statement of comprehensive income (loss); and
●	the Company uses the carrying value of the mineral rights before the farm-out arrangement as the carrying value for the portion of the interest retained (if any).

(u)	Accounting standards issued but not yet applied

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use (i.e. pre-production revenue). Instead, a company will recognize such sales proceeds and related cost in the consolidated statement of comprehensive income (loss). The amendment is effective for annual periods beginning on or after January 1, 2022. The amendment is not currently applicable to the Company.

18

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

5. ACQUISITION OF OTIS GOLD CORP.

On April 22, 2020, the Company completed a plan of arrangement to acquire Otis Gold Corp. (“Otis”). Otis shareholders received 0.046 of a common share of the Company for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 Excellon common shares. The acquisition also resulted in outstanding Otis stock options and warrants being converted to Excellon stock options and warrants at the Exchange Ratio, resulting in the issuance of 531,895 Excellon stock options (“Replacement Options”) and 305,060 Excellon warrants exercisable at C$3.30 until March 29, 2022 (“Replacement Warrants”) (collectively, the “Transaction”).

On closing of the Transaction, Otis assets consisted primarily of mineral properties. As Otis did not have processes capable of generating outputs, Otis did not meet the definition of a business in accordance with IFRS 3 Business Combinations, and as a result the Transaction has been accounted for as an asset acquisition. The value of consideration paid after allocation to the other net assets acquired, was allocated to Otis’ Kilgore and Oakley mineral properties based on their relative fair values on April 22, 2020.

The purchase price has been determined and allocated as follows:

		April 22, 2020
		$

Purchase price	Common shares of Excellon issued	16,370
	Fair value of Excellon options issued	361
	Fair value of Excellon warrants issued	233
	Transaction costs	1,723
		18,687

Assets acquired	Cash	51
	Tax receivables, prepaid expenses and other assets	24
	Property, plant and equipment	35
	Reclamation deposits	53
	Right of use assets	48
	Mineral rights - Oakley Project	5,332
	Mineral rights - Kilgore Gold Project	13,711

Liabilities Assumed	Trade payables	(166)
	Convertible loan from Excellon	(353)
	Current and long-term lease liabilities	(48)
		18,687

Upon completion of the Transaction, the C$500 loan owed by Otis to Excellon became an intercompany loan and was eliminated on consolidation. Included in transaction costs is C$856 relating to Otis’ transaction costs incurred, assumed, and paid by Excellon after closing the Transaction.

19

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The fair value of the common shares issued amounted to $16,370 based on the trading price of the Company’s shares on the issuance date (C$2.85). The fair value of the Replacement Options and Replacement Warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Exercise price	C$1.10 - C$7.65	C$3.30
Expected life (years)	0.23 - 4.00	1.9
Volatility	72.9% - 87.9%	79.1%
Risk-free rate	0.66% - 0.75%	0.66%

6. MARKETABLE SECURITIES AND WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”, TSX:WM), receiving an initial consideration of 500,000 common shares of Wallbridge (“Wallbridge Shares”). On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 common share purchase warrants (“Wallbridge Warrants”) to relinquish all interest in the Beschefer Property (“Wallbridge Consideration”). The Wallbridge Warrants have a strike price of C$1.00 and a term of five years from the date of issuance.

The Wallbridge Shares and Wallbridge Warrants are measured at fair value with changes recorded in other income/expense. During the fourth quarter of 2021, the Company sold 2,200,000 Wallbridge Shares at an average price of C$0.57 per Wallbridge Share for net proceeds of C$1,247 ($999).

	2021	2020
	$	$
Marketable securities at fair value
Opening balance	2,138	348
Additions	-	995
Disposals	(999)	-
Fair value (loss) gain	(766)	645
Exchange differences	34	150
Closing balance	407	2,138

Warrants at fair value
Opening balance	212	-
Additions	-	128
Fair value (loss) gain	(167)	67
Exchange differences	2	17
Closing balance	47	212

Marketable securities and warrants	454	2,350

7. VAT RECOVERABLE

VAT (value added taxes) recoverable consist of the total VAT credits recoverable by each of the Company’s subsidiaries. As at December 31, 2021, the Company had a net VAT recoverable of $0.8 million in Mexico, $0.7 million in Germany and $0.1 million in Canada (December 31, 2020 – net VAT recoverable of $1.8 million in Mexico, $0.2 million in Germany and $0.1 million in Canada). In Mexico, VAT credits can be recovered in cash or applied to VAT payable specific to each entity and are non-transferable. The Company’s Mexican VAT payable position is reflected separately on the consolidated statement of financial position.

20

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

8. INVENTORIES

	2021	2020
	$	$
Ore stockpiles (1)	587	453
Concentrate inventory (1)	250	4
Materials and supplies (2)	1,250	1,918
	2,087	2,375

(1)	Change in inventories recorded in cost of sales (Note 20.a) excludes currency translation adjustment of $43 for the year ended December 31, 2021.

(2)	On December 31, 2021, materials and supplies inventories were written down to net realisable value to align with current mining plans (Note 2). An amount of $759 was recorded in cost of sales.

9. OTHER CURRENT ASSETS

	2021	2020
	$	$
Income taxes recoverable	130	145
Prepaid expenses, deposits and bonds	708	390
Restricted cash	940	765
Forward foreign exchange contracts	-	21
Others	88	12
	1,866	1,333

21

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

10. PROPERTY, PLANT AND EQUIPMENT

	Mining properties	Mining equipment	Processing equipment	Assets under construction	Corporate and right of use assets	Total
	$	$	$	$	$	$
At January 1, 2020
Cost	31,774	16,717	6,160	5,071	1,816	61,538
Accumulated amortization	(20,198)	(11,240)	(5,036)	-	(246)	(36,720)
	11,576	5,477	1,124	5,071	1,570	24,818

Year ended December 31, 2020
Opening net book value	11,576	5,477	1,124	5,071	1,570	24,818
Additions	1,416	1,746	673	3,658	175	7,668
Reclassification	4,046	3,333	-	(7,325)	(54)	-
Depletion and amortization	(2,191)	(1,996)	(298)	-	(307)	(4,792)
Exchange differences (2)	(377)	160	(503)	(882)	(262)	(1,864)
Closing net book value	14,470	8,720	996	522	1,122	25,830

At December 31, 2020
Cost	36,400	21,272	6,075	522	1,944	66,213
Accumulated amortization	(21,930)	(12,552)	(5,079)	-	(822)	(40,383)
	14,470	8,720	996	522	1,122	25,830

Year ended December 31, 2021
Opening net book value	14,470	8,720	996	522	1,122	25,830
Additions (1)	4,441	516	263	2,711	30	7,961
Reclassification	2,131	875	196	(3,202)	-	-
Impairment (3)	(10,471)	(4,715)	(738)	-	(231)	(16,155)
Depletion and amortization	(4,532)	(2,373)	(275)	-	(348)	(7,528)
Exchange differences (2)	(666)	(333)	(17)	(31)	(17)	(1,064)
Closing net book value	5,373	2,690	425	-	556	9,044

At December 31, 2021
Cost	41,962	21,995	6,367	-	1,935	72,259
Accumulated amortization and impairment	(36,589)	(19,305)	(5,942)	-	(1,379)	(63,215)
	5,373	2,690	425	-	556	9,044

(1)	During the year ended December 31, 2021, the Company incurred $2,711 in sustaining capital expenditures recorded as assets under construction (December 31, 2020 – $3,658), primarily relating to ventilation and dewatering systems at the Platosa Mine.

(2)	Unrealized foreign exchange losses on translation of Mexican peso assets at the period-end exchange rate.

(3)	On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered. Underground and surface drilling continued throughout Q1 2022; however, based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs.

Considering results from exploration and drilling assessments in Q4 2021 and to date, the Company performed an impairment test on the Platosa Mine CGU and Miguel Auza processing facility CGU as of December 31, 2021. The recoverable amounts were calculated using the value-in-use method and estimated based on future cash flows. Key assumptions included future commodity prices, production based on current estimates of recoverable resources, and operating costs. In addition, the estimated residual value of Platosa’s property, plant and equipment required significant judgement. No discount rate was applied given the short-term nature of the cash flows. The estimated recoverable amount for the Platosa CGU and Miguel Auza CGU was $7,264 and $1,338 respectively. Consequently, an impairment loss of $15,403 was recognized as at December 31, 2021 ($14,293 on the Platosa Mine, $1,110 on Miguel Auza). The recoverable amount and impairment was most sensitive to the future commodity price assumption – a 10% change in commodity prices would result in a $2,133 change in the recoverable amount and impairment. A 10% change in the residual value of Platosa’s property, plant and equipment would result in a $292 change in the recoverable amount and impairment. If the labour action (referred to in Note 2) is not resolved in a reasonable amount of time, the economic viability of the Platosa Mine may be impacted which could result in an additional impairment in 2022.

In Q3 2021, the Company had recorded an impairment loss of $752 on the Miguel Auza CGU reflecting the impact of the Judgment against San Pedro (Note 18).

22

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

11. MINERAL RIGHTS

	Platosa (Mexico)	Beschefer (Canada)	Silver City (Germany) (1)	Kilgore (Idaho) (2)	Oakley (Idaho) (3)	Total
	$	$	$	$	$	$
At January 1, 2020
Cost	3,785	1,428	245	-	-	5,458
Accumulated amortization	(2,782)	-	-	-	-	(2,782)
	1,003	1,428	245	-	-	2,676

Year ended December 31, 2020
Opening net book value	1,003	1,428	245	-	-	2,676
Additions	-	-	317	13,756	5,364	19,437
Disposals	-	(1,348)	-	-	-	(1,348)
Depletion and amortization	(178)	-	-	-	-	(178)
Exchange differences	(21)	(80)	25	-	-	(76)
Closing net book value	804	-	587	13,756	5,364	20,511

At December 31, 2020
Cost	3,721	-	587	13,756	5,364	23,428
Accumulated amortization	(2,917)	-	-	-	-	(2,917)
	804	-	587	13,756	5,364	20,511

Year ended December 31, 2021
Opening net book value	804	-	587	13,756	5,364	20,511
Additions	-	-	459	-	-	459
Payments received under earn-in agreement	-	-	-	-	(75)	(75)
Depletion and amortization	(219)	-	-	-	-	(219)
Impairment (4)	(385)	-	-	-	-	(385)
Exchange differences	(7)	-	(11)	-	-	(18)
Closing net book value	193	-	1,035	13,756	5,289	20,273

At December 31, 2021
Cost	3,665	-	1,035	13,756	5,289	23,745
Accumulated amortization	(3,472)	-	-	-	-	(3,472)
	193	-	1,035	13,756	5,289	20,273

(1)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Bräunsdorf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue common shares valued at C$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The Company has made the following earn-in payments to date:

Option payment date	Number of shares issued	Contractual value of shares issued	Cash payment made	Total – addition to mineral rights
September 24, 2019	45,367	C$225	C$100	$245
September 21, 2020	65,657	C$325	C$100	$317
September 22, 2021	232,240	C$425	C$100	$384

23

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The Company has the option to issue shares to the value of C$625 and a cash payment of C$200 to complete the acquisition of the Bräunsdorf exploration license before September 23, 2022.

In March 2021, the Frauenstein, Mohorn and Oederan exploration licenses were granted to the Company following applications to the Sächsisches Oberbergamt (Saxon Mining Authority), increasing the Silver City ground position by 17,600 hectares.

(2)	On April 22, 2020, the Company acquired the Kilgore Gold Project as part of the Otis acquisition.

(3)	On April 22, 2020, the Company acquired 100% ownership of the Oakley Project in Cassia County, Idaho as part of the Otis acquisition.

On February 26, 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra can earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,000 and cash payments to the Company of $550 over a six-year period. Excellon was Project Manager and earned 10% of the approved exploration expenditures for technical oversight and project management until November 30, 2021. Centerra now manages the Oakley Project directly.

In Q1 2021, the Company received a payment of $75 from Centerra under the earn-in agreement. In accordance with the Company’s farm-out accounting policy this amount was credited to the Oakley Project.

In Q1 2022, the Company received a payment of $100 from Centerra under the earn-in agreement.

(4)	Refer to Note 11 – mineral rights related to the Platosa Mine were included in the Platosa CGU tested for impairment at December 31, 2021. An impairment of $385 was recorded.

12. TRADE AND OTHER PAYABLES

The Company’s payables comprise trade payables, accruals and other payables as at December 31, 2021. Trade payables comprise $3,990 of the $8,143 balance (as at December 31, 2020 $4,252 of the $8,172 balance), of which $2,989 relate to operations in Mexico (as at December 31, 2020– $2,429). Accruals and other payables of $4,153 (as at December 31, 2020 –$3,920) include administrative and operating costs, accounting and legal services, income taxes and statutory payroll withholding taxes. Trade payables and accruals related to property, plant and equipment additions totaled $543 at December 31, 2021 (as at December 31, 2020– $173).

24

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

13. LEASE OBLIGATIONS

	2021	2020
	$	$
Total discounted lease obligations	445	830
Less: current portion of lease obligations	(212)	(405)
Non-current of lease obligations	233	425

The Company leases select mining equipment, office and warehouse space. All leases have fixed interest rates and security is provided by the asset being leased. Interest expense on the lease liabilities was $44 for the year ended December 31, 2021 (December 31, 2020– $69). Details of the lease payments are as follows:

	2021	2020
	$	$
Within 1 year	234	448
Between 1 and 5 years	243	455
Total undiscounted lease obligations	477	903

14. PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$
Year ended December 31, 2020
Opening balance	617	1,626	2,243
Termination payments	(113)	-	(113)
Change in estimate	233	-	233
Accretion for the period	40	61	101
Exchange differences	(125)	(131)	(256)
Closing balance	652	1,556	2,208

Current	-	-	-
Non-current	652	1,556	2,208

Year ended December 31, 2021
Opening balance	652	1,556	2,208
Termination payments	(62)	-	(62)
Change in estimate	968	223	1,191
Accretion for the period	236	85	321
Exchange differences	1	(51)	(50)
Closing balance	1,795	1,813	3,608

Current	1,795	-	1,795
Non-current	-	1,813	1,813

(1)	Post-retirement benefits: Under Mexican labour law, the Company provides post-retirement indemnities and severance benefits to its employees terminated under certain circumstances. Key assumptions used by the independent 3rd party actuary in the above estimate include an annual discount rate of 7.00% (December 31, 2020 – 4.86%), employee turnover rate of 4% (December 31, 2020 – 22%), annual salary rate increase of 3.75% (December 31, 2020 – 3.75%) and minimum wage increase rate of 22% (December 31, 2020 – 5.31%), and the revised life of mine plan to mid-2022 (December 31, 2020 – to mid-2024).

25

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include independent 3rd party cost reports, an annual discount rate of 6.68% for Platosa and 7.19% for Miguel Auza (December 31, 2020 – both 4.73%), Mexican target inflation rates and the anticipated commencement of rehabilitation work (Platosa – 2023 and Miguel Auza – 2024). The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $1.9 million of which $1.0 million relates to the Platosa mine and $0.9 million relates to the Miguel Auza processing facility.

15. CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed a private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into common shares of the Company prior to maturity at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price (“VWAP”) of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico (refer to Note 2 Basis of presentation).

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to or greater than C$12.50.

The purchasers of the Debentures were also issued 1,006,542 common share purchase warrants (“Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company granted 136,887 common share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023.

Net proceeds from the Debentures were C$17.1 million ($12.8 million) after cash transaction costs of C$768 ($572). The net proceeds were allocated between debt and equity components. On initial recognition, the fair value of the debt of C$8,459 ($6,298) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,751) represented the value of the conversion option and other features of the Debentures and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,713) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company elected to pay the December 31, 2020, June 30, 2021 and December 31, 2021 interest payments in common shares valued at C$754 ($588), C$888 ($727) and C$903 ($706), respectively. The Company recorded interest expense of C$4,294 ($3,427) for the year ended December 31, 2021.

26

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

	$ CAD	$ USD
Year ended December 31, 2020
Proceeds on issuance of Debenture	17,910	13,334
Transaction costs paid	(768)	(572)
Portion allocated to equity - conversion option and other features	(8,683)	(6,464)
Interest expense	1,594	1,222
Value of shares issued to settle interest payable	(754)	(588)
Exchange differences	-	351
Closing balance	9,299	7,283

Year ended December 31, 2021
Opening balance	9,299	7,283
Interest expense	4,294	3,427
Value of shares issued to settle interest payable	(1,791)	(1,433)
Exchange differences	-	(39)
Closing balance	11,802	9,238

16. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2020
Opening balance	22,491	114,840
Shares issued on exercise of stock options	261	602
Shares issued on exercise of RSUs and DSUs	382	1,627
Shares issued on exercise of warrants	2	8
Shares issued on acquisition of Otis Gold Corp (1)	8,131	16,370
Shares issued as part of Credit Facility (2)	107	180
Shares issued to settle payables (3)	671	1,738
Value of shares issued in asset acquisition (4)	66	246
Shares issued to settle interest on convertible debentures (5)	228	588
Balance at December 31, 2020	32,339	136,199

Year ended December 31, 2021
Opening balance	32,339	136,199
Shares issued on exercise of stock options	15	54
Shares issued on exercise of RSUs and DSUs	281	970
Value of shares issued in asset acquisition (4)	232	305
Shares issued to settle interest on convertible debentures (5)	896	1,433
Balance at December 31, 2021	33,763	138,961

(1)	On April 22, 2020, the Company completed the acquisition of Otis. Otis shareholders received 0.046 of a common share for each Otis common share held (the “Exchange Ratio”), resulting in the issuance of 8,130,630 common shares valued at the market price of C$2.85 per common share.

27

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

(2)	On March 16, 2020, the Company closed a $6,000 bridge-loan credit facility (the “Credit Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Credit Facility bore interest of 10% per annum, compounded and payable monthly, and was due and payable in full on or before September 14, 2020. In consideration for the Credit Facility, Excellon issued 107,291 common shares to Sprott Lending. The Company repaid the Credit Facility on August 4, 2020 on the closing of the Financing (Note 15).
(3)	During the second and third quarters of 2020, the Company issued 670,974 common shares in settlement of certain Otis transaction costs and Mexican trade payables totaling C$2,098, as approved by the TSX. An amount of $196 (C$261) was recorded in other expenses to reflect the difference between the market value of the common shares issued and the carrying amount of the payables settled.
(4)	In accordance with the Globex Agreement, the Company issued 65,657 common shares (valued at C$325 or $246) on September 21, 2020 and 232,240 common shares (valued at C$385 or $305) on September 22, 2021 (Note 11).
(5)	The Company elected to pay the December 31, 2020, June 30, 2021 and December 31, 2021 interest payments on the Debentures (Note 15) in common shares valued at C$754 ($588), C$888 ($727) and C$903 ($706) respectively.

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Purchase Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (2)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2020	461,000	5.59	1,092,500	7.00	572,485	467,572
Granted/issued/acquired (1)	1,002,395	3.34	1,448,488	5.23	337,331	217,264
Exercised/settled	(260,596)	1.93	(2,400)	3.45	(224,750)	(193,506)
Expired	(332,359)	5.20	-	-	(91,332)	-
Forfeited	(23,003)	4.26	-	-	(128,223)	-
Outstanding at December 31, 2020	847,437	4.21	2,538,588	6.00	465,511	491,330
Exercisable at December 31, 2020	548,009	4.52	2,538,588	6.00	-	98,417

Outstanding at January 1, 2021	847,437	4.21	2,538,588	6.00	465,511	491,330
Granted/issued	257,500	3.73	-	-	466,122	209,353
Exercised/settled	(15,000)	3.05	-	-	(41,117)	(244,485)
Expired	(104,366)	5.61	(1,092,400)	7.00	(54,448)	-
Forfeited	(40,084)	3.85	-	-	(168,659)	-
Outstanding at December 31, 2021	945,487	3.96	1,446,188	5.24	667,409	456,198
Exercisable at December 31, 2021	816,987	4.03	1,446,188	5.24	-	-

(1)	On April 22, 2020, the Company issued 531,895 Options and 305,060 Warrants (“$3.30 Warrants”) in replacement of Otis Options and Warrants outstanding at the date of acquiring Otis. In accordance with the Otis Stock Option Plan, 130,365 stock options expired on July 22, 2020, 90 days after the closing of the Transaction.

(2)	The Company has the following warrants outstanding at December 31, 2021:

●	302,760 warrants with an exercise price of C$3.30, which expired on March 29, 2022; and
●	1,143,428 warrants with an exercise price of C$5.75, expiring on July 30, 2023 (Note 15).

On August 27, 2021, 1,092,400 warrants with an exercise price of C$7.00 expired.

28

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Options outstanding and exercisable are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$0.00 to $1.99	45,000	2.80	11,250	1.80
$2.00 to $3.99	423,037	1.64	411,787	3.02
$4.00 to $5.99	414,450	2.36	330,950	4.53
$6.00 to $7.99	5,000	1.30	5,000	7.50
$8.00 to $9.99	58,000	0.63	58,000	8.49
	945,487	1.95	816,987	4.03

The grant date fair values of the Options were measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the Option fair values at grant date were the following:

	Year ended
	December 31	December 31
	2021	2020
Fair value at grant date (CAD)	$2.03	$1.64
Share price at grant date (CAD)	$3.73	$3.34
Exercise price (CAD)	$3.73	$3.34
Risk free interest rate	0.39%	0.56%
Expected life of options in years	3.26	5.00
Expected volatility	80.37%	74.81%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	5.87%	4.76%

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

	2021	2020
	$	$
Stock options	475	469
RSU	454	788
DSU	613	618
	1,542	1,875

29

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

17. LOSS PER SHARE

	2021	2020
Net loss for the year	$(57,773)	$(16,020)

Weighted average number of shares outstanding - basic and diluted	32,662,594	28,881,800

Net loss per share - basic and diluted	$(1.77)	$(0.55)

When calculating earnings per share for periods where the Company has a loss, the calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options and warrants as they would be anti-dilutive.

18. PROVISION FOR LITIGATION

The Company is party to an action by a claimant in respect of damages under a property agreement regarding the La Antigua mineral concession (“La Antigua”), a non-material mineral concession within the Evolución Project held by a subsidiary of the Company. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2.5 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was initially awarded damages of $700 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of $22,175 (the “Judgment”), which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021, a decision that was formally communicated to the Company in August 2021, and as the Judgment is not subject to further legal appeal in Mexico, the Company recorded a Provision for litigation of $22,175 in Q3.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the consolidated Statement of Financial Position after impairment (Note 10) is $3.1 million, including plant, property and equipment of $1.4 million, VAT recoverable of $1.3 million and materials, supplies and other of $0.4 million. The Platosa Mine is owned and operated by a separate subsidiary.

The Company continues to pursue avenues through our labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business. As of the date of approval of these financial statements San Pedro has not received any notice that the Plaintiff has initiated any insolvency proceedings that could result in San Pedro losing control of the toll milling operations. In Q1 2022, the Plaintiff registered the Judgment against the real property owned by San Pedro. The Company is pursuing legal remedies through its counsel in Mexico. This proceeding does not currently impact the Company's use of the land, plant or mineral concessions.

30

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

	2021	2020
	$	$
Opening balance	-	-
Provision recognized	22,282	-
Transfer from accruals	243	-
Interest	1	-
Exchange differences (1)	(364)	-
Closing balance	22,162	-

(1)	Exchange differences include unrealized foreign exchange (debit of $294) presented in other expenses and currency translation adjustment (credit of $658) presented in other comprehensive income.

19. REVENUE

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc–silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one to three months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in trade receivables. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenue.

The Company recognized the following amounts related to revenue:

	2021	2020
	$	$
Concentrate revenue from contracts with customers	37,846	25,970
Provisional pricing adjustments on concentrate sales	109	(264)
Revenue from toll milling services	-	496
Total revenue	37,955	26,202

The following table sets out the disaggregation of revenue by metal and form of sale:

	2021	2020
	$	$
Concentrate revenue:
Silver	24,043	16,963
Lead	5,730	3,571
Zinc	8,182	5,172
Revenue from toll milling services	-	496
Total revenue	37,955	26,202

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. Due to the availability of alternative processing and commercialization options for its concentrate, the Company believes it would suffer no material adverse effect if it lost the services of Trafigura.

31

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

20. EXPENSES BY NATURE

(a) Cost of sales consist of the following:

	2021	2020
	$	$
Direct mining and milling costs (1)	26,630	19,604
Changes in inventories (2)	(423)	143
Depletion and amortization	7,300	4,649
Toll milling costs	-	234
Cost of sales	33,507	24,630

(1)	Direct mining and milling costs include personnel, general and administrative, fuel, electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b) Administrative expenses consist of the following:

	2021	2020
	$	$
Office and overhead	2,303	1,822
Salaries and wages	1,938	1,777
Corporate development and legal	290	794
Public company costs	169	237
Administrative expenses	4,700	4,630

(c) Other expenses consist of the following:

	2021	2020
	$	$
Fair value loss (gain) on marketable securities (Note 6)	766	(645)
Fair value loss (gain) on purchase warrants (Note 6)	167	(67)
Loss on disposal of assets	-	188
Unrealized foreign exchange loss	367	653
Realized foreign exchange (gain) loss	(120)	276
Interest income and other	(304)	(133)
Shares issued at a discount to settle payables (Note 16)	-	196
Management fee income (Note 11)	(118)	(95)
Other expenses	758	373

32

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

21. EXPLORATION AND HOLDING EXPENSES

Exploration and holding expenses were incurred on the following projects:

		2021	2020
		$	$
Platosa property (Mexico)	- exploration work (1)	1,730	857
	- holding costs	197	180
Evolución (Mexico)	- exploration work	226	319
	- holding costs	286	263
Silver City (Germany)	- exploration work	3,190	1,672
	- holding costs (2)	-	-
Kilgore (USA)	- exploration work	1,434	638
	- holding costs	131	103
Exploration and holding expenses		7,194	4,032

(1)	Platosa property exploration excludes underground drilling at the Platosa Mine which is capitalized to Property, plant and equipment (Note 10).

(2)	There are no annual fees associated with exploration licenses in Saxony, Germany. See Note 11 for capitalized earn-in payments under the Globex Agreement.

22. FINANCE EXPENSES

Finance expenses consist of the following:

	2021	2020
	$	$
Interest expense - Debentures (1)	3,427	1,222
Interest expense - other	110	759
Rehabilitation provision - accretion	85	61
Post-retirement benefits - accretion	37	40
Unrealized loss on currency hedges	21	426
Finance expenses	3,680	2,508

(1)	The Debentures are recorded at amortized cost and accreted to the principal amount over the term of the Debentures (Note 15). For the year ended December 31, 2021, $1,433 (December 31, 2020– $588) relates to the coupon interest payment paid in common shares of the Company (Note 16) and $1,994 (December 30, 2020 – $634) relates to the additional accretion using the effective interest rate method.

33

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

23. INCOME TAX

The Company’s provision for (recovery of) income tax differs from the amount computed by applying the combined Canadian federal and provincial income tax rates to income (loss) before income tax as a result of the following:

	2021	2020
	$	$
Statutory tax rates	26.5%	26.5%

Income tax (recovery) computed at the statutory rates	(13,964)	(3,243)
Non-deductible items	1,210	(1,996)
Change in tax benefit not recognized	18,501	9,098
Foreign tax differentials	(1,028)	(355)
Other	259	112
Special mining royalty	100	167
Provision for income taxes	5,078	3,783

The tax provision calculation applies enacted or substantively enacted tax rates of 26.5% in Canada and 30% in Mexico (both being tax rates as of 2020).

The 7.5% mining royalty in Mexico is treated as an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantive enactment, a taxable temporary difference arises, as certain mining assets related to extractive activities have a book basis but no tax basis for purpose of the royalty.

Provision for income taxes consists of the following:

	2021	2020
	$	$
Current income taxes	270	305
Deferred income taxes	4,808	3,478
	5,078	3,783

34

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

The following table reflects the Company’s deferred income tax assets (liabilities):

	2021	2020
	$	$
Non-capital losses carried forward	1,712	1,521
Resource related assets	-	1,285
Property, plant and equipment	-	2,079
Deferred income and other	-	1
Accrued revenue	-	26
Prepaid expenses, deposits and other	(1,844)	233
Net Capital Losses	132	-
Deferred tax assets	-	5,145

Prepaid expenses, deposits and other	(612)	(611)
Special mining royalty	-	(318)
Deferred tax liabilities	(612)	(929)

Net deferred tax (liablities) assets	(612)	4,216

The Company recognized net deferred tax liability of $612 as at December 31, 2021 (as at December 31, 2020 – net deferred tax asset of $4,216).

The following temporary differences have not been recognized in the consolidated financial statements.

	2021	2020
	$	$
Non-capital losses carried forward	55,573	57,299
Capital losses	3,613	1,214
Resource related deductions	31,204	22,510
Share issuance costs	1	9
Property, plant and equipment	12,043	206
Prepaid expenses, deposits and other	31,420	2,160
	133,854	83,398

As at December 31, 2021, the Company has non-capital losses to be carried forward and applied against taxable income of future years. The non-capital losses have expiry dates as follows:

	2021	2020
	$	$
2021	1,426	1,471
2022	-	-
2023	-	-
2024 and thereafter	60,593	62,678
	62,018	64,149

As at December 31, 2021, the Company has Canadian capital losses of $8,226 (as at December 31, 2020 – $8,439) that may be carried forward indefinitely and applied against capital gains of future years. The Company also has loss carryforwards of $2,138 for U.S. tax purposes. Of this amount, $433 expires between 2033 and 2037 fiscal years, and $1,705 is not subject to expiration.

35

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

At December 31, 2021, $nil (as at December 31, 2020 – $nil) was recognised as a deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries as the Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future; and the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries. The amount of temporary differences not booked for these unremitted earnings at December 31, 2021 is $4,527 (as at December 31, 2020 – $4,887).

24. RELATED PARTIES

The former corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the year ended December 31, 2021, the Company incurred legal services from this firm of $3 (2020 – $50). As at December 31, 2021, the Company had an outstanding payable balance due to this firm of $nil (as at December 31, 2020 – $8).

25. KEY MANAGEMENT TRANSACTIONS

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	2021	2020
	$	$
Salaries, fees and benefits	1,342	1,510
Director’s fees	311	285
Share-based payments	970	1,175
	2,623	2,970

26. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At December 30, 2021, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in trade receivables. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

36

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

	Fair value	2021	2020
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	407	2,138
Warrants	Level 2	47	212
Trade receivables	Level 2	326	1,782
Forward foreign exchange contracts	Level 2	-	21
		780	4,153

There were no transfers between levels 1, 2 or 3 during the twelve months ended December 31, 2021.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities – the use of quoted market prices
●	Warrants – based on a Black-Scholes model which uses quoted observable inputs
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts were appropriate.

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its current customer Trafigura. Trade receivables are subject to normal industry credit risks and are considered to have a low credit risk.

37

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to determine the funds required to meet its operating and growth objectives. To the extent that the Company may foresee insufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. With the planned wind down of operations at Platosa in Q3 2022, the Company’s main source of liquidity will be derived from equity or debt transactions (Note 2). Trade payables excluding accrued liabilities are due within 90 days or less. Based on the Company’s understanding of corporate, labour and insolvency laws in Mexico, it does not foresee any significant cash outflow from Excellon or San Pedro related to the Judgment (Note 18).

Currency risk

The Mexican peso (“MXN”), US dollar (“USD”), Euro (“EUR”) and the Canadian dollar (“CAD”) are the functional currencies of subsidiaries of the Company and, as a result, currency exposures arise from transactions and balances in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items
●	transactional exposure in respect of non-functional currency expenditure and revenues;
●	commodity price risk; and
●	interest rate risk.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company.

In 2020, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at December 31, 2020, forward contracts for the purchase of MXN16 million in exchange for $0.8 million at an average rate of 20.45 MXN/USD at various maturity dates until February 2021, were outstanding. No forward contracts were entered into in 2021.

The mark-to-market adjustment on forward foreign exchange contracts resulted in an unrealized loss of $21 for the year ended December 31, 2021 ($426 unrealized loss as at December 31, 2020) and a balance sheet impact of $nil at December 31, 2021 (December 31, 2020 – $21 asset balance).

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is recorded in the consolidated statement of comprehensive income (loss) to reflect this risk.

The principal non-functional currency to which the Company is exposed is the USD. Based on the Company’s net financial assets and liabilities in USD as at December 31, 2021, a weakening of the USD against the MXN and CAD functional currencies by 1%, with all other variables held constant, would have increased/(decreased) net income and equity by approximately $193.

38

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. Revenue is earned in currencies other than the functional currency of operations, and certain exchange controls may require that funds be maintained in currencies other than the functional currency of the operation.

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $25.06 for the year ended December 31, 2021 (December 31, 2020: $20.40). The Company estimates that a 10% increase/decrease in commodity prices during 2021, with all other variables held constant, would have resulted in an increase/decrease in net income of approximately $4,502.

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

27. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern (Note 2) and to continue the exploration of, and extraction of ore from its mining properties.

The capital of the Company consists of the elements within shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored, and actions are taken, when necessary, according to the Company’s approved policies.

28. SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Property, plant and equipment	8,535	24,877	509	953	9,044	25,830
Additions - Property, plant and equipment	7,931	7,620	30	48	7,961	7,668
Mineral rights	193	804	20,080	19,707	20,273	20,511
Additions - Mineral rights	-	-	459	19,437	459	19,437
Total assets (1)	15,309	40,897	26,251	32,382	41,560	73,279
Total liabilities (Note 18)	34,173	11,959	11,874	10,878	46,047	22,837

(1)	Certain comparative period balances related to deferred income tax have been reallocated between segments to conform with the current period allocation. As a result, total assets for Mexico and Corporate as at December 31, 2020, previously reported as $63,062 and $10,217, were revised to $40,897 and $32,382, respectively.

39

Excellon Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(in thousands of U.S. dollars, except share and per share data)

	2021	2020
	$	$
MEXICO
Revenue	37,955	26,202
Cost of sales	(33,507)	(24,630)
Exploration and holding expenses	(2,439)	(1,619)
Other income (expenses)	215	(1,058)
Provision for litigation (Note 18)	(22,282)	-
Impairment loss (Note 10 and 11)	(16,540)	-
Finance expenses	(183)	(136)
Income tax expense	(5,075)	(5,497)
Net loss	(41,856)	(6,738)

CORPORATE
General and administrative expenses	(6,689)	(6,896)
Exploration and holding expenses	(4,755)	(2,413)
Other (expenses) income	(973)	685
Finance expenses	(3,497)	(2,372)
Income tax (expense) recovery	(3)	1,714
Net loss	(15,917)	(9,282)

Net loss	(57,773)	(16,020)

40